Exhibit 99.1

ESSA Pharma Announces FDA Allowance of the Clinical Investigation of EPI-7386 in Prostate Cancer

VANCOUVER and HOUSTON, April 30, 2020 /CNW/ - ESSA Pharma Inc. ("ESSA", or the "Company") (Nasdaq: EPIX, TSX-V: EPI), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, today announced that the U.S. Food and Drug Administration ("FDA") has notified the Company that it may proceed with its proposed clinical investigation of EPI-7386 for the treatment of metastatic castration-resistant prostate cancer ("mCRPC"). ESSA previously announced on March 30th, 2020 that it had filed an Investigational New Drug ("IND") application for EPI-7386 with the FDA. EPI-7386 is a first-in-class N-terminal domain inhibitor of the androgen receptor.

"This is an important milestone for ESSA and we look forward to commencing our clinical trial with EPI-7386 as a potential new therapy for the treatment of prostrate cancer," commented David R. Parkinson, MD, CEO of ESSA. "The timing of this IND acceptance keeps us on track with our initial clinical development timeline. We are working with our initial clinical sites to ensure compliance with COVID-19 risk management guidance as provided by the FDA as well as site emergency plan policies to minimize any potential impact COVID-19 may have on site activation and patient enrollment."

ESSA expects the Phase 1 clinical trial to enroll approximately 18 mCRPC patients who are progressing on standard of care at selected clinical sites, with up to 10 additional patients enrolled in a dose expansion cohort.  The study will evaluate safety and tolerability of EPI-7386 while additionally characterizing the pharmacokinetic, biological and anti-tumor effects of therapy. A clinical trial application ("CTA") has been submitted to Health Canada and is pending authorization.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer in patients whose disease is progressing despite treatment with current therapies. ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The Company plans to commence a phase 1 clinical trial of EPI-7386 in the second calendar quarter of 2020.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding the expected commencement, timing and enrollment of the Phase 1 clinical trial of EPI-7386, the potential for EPI-7386 to be a new therapy for the treatment of prostate cancer, the potential impact of COVID-19 and risk management measures adopted by the Company and expectations as to the Company meeting its initial clinical development timeline..

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 19, 2019 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

View original content: http://www.newswire.ca/en/releases/archive/April2020/30/c8288.html

%CIK: 0001633932

For further information: Company Contact: David Wood, Chief Financial Officer, ESSA Pharma Inc., Tel: (778) 331-0962, Email: dwood@essapharma.com; Investor Relations Contact: Alan Lada, Vice President, Solebury Trout, Tel: (617) 221-8006, Email: alada@SoleburyTrout.com

CO: ESSA Pharma Inc

CNW 17:45e 30-APR-20